02019019

S[illegible] E COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48753

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1st, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 MUÑOZ RIVERA AVENUE, LOBBY LEVEL BBVA TOWER
(No. and Street)

HATO REY,	PUERTO RICO	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SONIA MARBARAK (787)777-2888
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

250 MUÑOZ RIVERA AVENUE SUITE 1100,	HATO REY,	PUERTO RICO	00918
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/2002

OATH OR AFFIRMATION

I, EDUARDO COLON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA CAPITAL MARKETS OF PUERTO RICO, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Affid Num. 307
Sworn and subscribed before me by Eduardo Colon of legal age, married, President of BBVA Capital Markets of Puerto Rico and resident of San Juan, Puerto Rico, This 27th day of February 2002, in San Juan, Puerto Rico

Signature

PRESIDENT

Title

Notary Public

MARIO A. RAMOS TOMASINI
LEX
NEMO EST SUPRA LEGES
ABOGADO - NOTARIO

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT APPLICABLE
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

American International Plaza
Suite 1100
250 Ave. Muñoz Rivera
San Juan, PR 00918-1811

Independent Auditors' Report

The Board of Directors
BBVA Capital Markets of Puerto Rico, Inc.:

We have audited the accompanying statements of financial condition of BBVA Capital Markets of Puerto Rico, Inc. (the Company) (a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in borrowings subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BBVA Capital Markets of Puerto Rico, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a–5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 7, 2002

Stamp No. 1747042 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents (note 5)	$	2,232,838	456,688
Securities owned		3,939,443	328,313
Deposit with clearing broker (note 3)		100,000	100,000
Accounts receivable from brokers and customers		77,032	136,436
Property and equipment, net (note 6)		149,148	169,177
Prepaid expenses and other assets		288,732	26,206
Total assets	$	6,787,193	1,216,820
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and other liabilities (note 4)	$	413,403	145,277
Subordinated borrowings (note 7)		—	500,000
Stockholder's equity (note 10):			
Common stock of $1 par value. Authorized 1,000,000 shares; issued and outstanding 805,000 shares in 2001 and 505,000 shares in 2000		805,000	505,000
Additional paid-in capital		6,460,000	760,000
Accumulated deficit		(891,210)	(693,457)
Total stockholder's equity		6,373,790	571,543
Total liabilities and stockholder's equity	$	6,787,193	1,216,820

See accompanying notes to financial statements.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Revenue:			
Commissions	$	1,218,824	1,094,567
Investment banking		224,466	178,037
Interest income		108,962	53,818
Net trading income		60,035	—
Other income		54,711	69,386
Total revenue		1,666,998	1,395,808
Expenses:			
Employee compensation and benefits		1,112,796	902,351
Net trading loss		—	191,524
Communications		131,486	135,972
Professional fess		135,617	143,725
Brokerage, clearing, and exchange		129,597	151,932
Occupancy and equipment rental		113,417	76,585
Advertising		1,878	60,834
Interest expense (note 7)		27,041	15,496
Other operating expenses		212,919	181,765
Total expenses		1,864,751	1,860,184
Net loss	$	(197,753)	(464,376)

See accompanying notes to financial statements.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Statement of Changes in Stockholder's Equity

Years ended December 31, 2001

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balances at December 31, 1999	$	505,000	760,000	(229,081)	1,035,919
Net loss for the year		—	—	(464,376)	(464,376)
Balances at December 31, 2000		505,000	760,000	(693,457)	571,543
Net loss for the year		—	—	(197,753)	(197,753)
Issuance of common stock, 300,000 shares		300,000	5,700,000	—	6,000,000
Balances at December 31, 2001	$	805,000	6,460,000	(891,210)	6,373,790

See accompanying notes to financial statements.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (197,753)	(464,376)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	28,741	22,951
Change in assets and liabilities:		
Securities owned	(3,611,130)	(328,313)
Accounts receivable from brokers and customers	59,404	(67,830)
Prepaid expenses and other assets	(262,526)	(13,251)
Accounts payable and other liabilities	268,126	92,844
Total adjustments	(3,517,385)	(293,599)
Net cash used in operating activities	(3,715,138)	(757,975)
Cash flows from investing activities:		
Purchase of property and equipment	(8,712)	(188,091)
Proceeds from sale of property and equipment	—	68,014
Net cash used in investing activities	(8,712)	(120,077)
Cash flows from financing activities:		
Principal payments on obligation under capital leases	—	(8,848)
Repayment of margin loan	—	(1,960)
Proceeds from issuance of subordinated borrowings	—	500,000
Repayment of subordinated borrowings	(500,000)	—
Proceeds from issuance of common stock	6,000,000	—
Net cash provided by financing activities	5,500,000	489,192
Net decrease in cash and cash equivalents	1,776,150	(388,860)
Cash and cash equivalents at beginning of year	456,688	845,548
Cash and cash equivalents at end of year	$ 2,232,838	456,688
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 23,864	12,444

See accompanying notes to financial statements.

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Statement of Changes in Borrowings Subordinated
to Claims of General Creditors

Years ended December 31, 2001 and 2000

Subordinated borrowings at December 31, 1999	$ —
Increase: issuance of subordinated borrowings	500,000
Subordinated borrowings at December 31, 2000	500,000
Decrease: repayment of subordinated borrowings	(500,000)
Subordinated borrowings at December 31, 2001	$ —

See accompanying notes to financial statements

(1) Nature of Operations and Significant Accounting Policies

Nature of Operations

BBVA Capital Markets of Puerto Rico, Inc. (the Company) is engaged in investment banking, brokerage, and financial advisory services and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 5, 1995 under the laws of the Commonwealth of Puerto Rico as The Capital Markets Company of Puerto Rico (TCM).

During 1999, Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) acquired all of the then issued and outstanding shares of common stock of TCM in exchange solely for BBVA's American Depository Receipts (ADR). Subsequent to this transaction, TCM changed its name to BBV Capital Markets of Puerto Rico. In addition, in relation to this acquisition, three former stockholders of the Company entered into employment agreements with the Company through December 31, 2001. On August 7, 2000 the Company changed its name to BBVA Capital Markets of Puerto Rico, Inc.

The excess purchase price over the book value of net assets acquired by BBVA has not been pushed down to the Company.

The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico (the Commissioner) as a registered broker and dealer and as an investment advisor in accordance to the Uniform Security Act of Puerto Rico. The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the Securities and Exchange Commission (SEC), and NASD.

The Company does not carry customer accounts and does not otherwise hold funds or securities for customers and, accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision k(2)(ii) of such rule.

(2) Significant Accounting Policies

(a) Securities Transactions

Securities owned are valued at market or estimated fair value, if market value is not readily determinable, with gains and losses whether realized or unrealized reflected in operations. Securities owned transactions are recorded on a trade-date basis. Customer securities transactions and related commissions and clearing expenses are recorded on a settlement-date basis. Management believes there is no significant difference between settlement-date and trade-date accounting.

(b) Investment Banking Revenue

Investment banking revenue is recorded as follows: (1) underwriting revenue at the time the underwriting is completed and income is reasonably determinable, and (2) corporate finance advisory fees at the completion of the service.

(Continued)

(c) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of each type of asset, or the term of the lease, whichever is shorter. Property and equipment held under capital leases and leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. When assets are disposed of, the cost of the asset and related accumulated depreciation are removed from the books, and any gain or loss is reflected in earnings for the period.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Statement of Cash Flows

For the purpose of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business or a deposit requirement with the clearing broker (see note 3).

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make some estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(3) Clearance Agreement

The Company entered into a clearance agreement (the Agreement) with The Pershing Division of Donaldson, Lufkin & Jeanette Securities Company (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing executes and clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company shall also maintain a minimum deposit requirement of $100,000 with Pershing.

(Continued)

(4) Related-Party Transaction

Due to affiliate, amounting to $87,707 at December 31, 2001 (none at December 31, 2000) and included within accounts payable and other liabilities, represents expenses paid by Banco Bilbao Vizcaya Argentaria Puerto Rico, an affiliated company, on behalf of the Company.

(5) Cash and Money Market Assets

Cash and cash equivalents are composed of cash and money market funds amounting to $447,229 and $1,785,609, and $89,919 and $361,937, at December 31, 2001 and 2000, respectively.

The following is a summary of the aggregate amounts of money market assets at December 31, 2001 and 2000:

		2001	2000
Largest amount outstanding any month-end	$	1,785,609	816,426
Average money market assets balance during the year	$	649,005	432,391

(6) Property and Equipment

Property and equipment at December 31, 2001 and 2000, consist of:

		2001	2000
Leasehold improvements	$	83,097	83,097
Furniture and fixture		62,844	62,844
Other equipment		50,862	42,150
Total property and equipment		196,803	188,091
Less: accumulated depreciation		47,655	18,914
Property and equipment, net	$	149,148	169,177

(7) Subordinated Borrowings

The Company had a subordinated revolving loan agreement with BBVA with an outstanding balance of $500,000 at December 31, 2000 (none at December 31, 2001). The loan bore interest at a rate equal to the 90 day LIBOR plus 250 basis points variable every 90 days during the outstanding term of the agreement. The subordinated loan agreement was cancelled during year 2001.

(Continued)

(8) Income Tax

At December 31, 2001 and 2000, the Company has available, subject to review by the tax authorities, net operating losses of approximately $828,000 to offset taxable income, if any, expiring between 2006 and 2008.

No deferred tax asset was recognized for the future tax benefits that may result from the net operating loss utilization in future years since its effects, net of applicable valuation allowance, were not considered significant to the Company's financial statements.

(9) Commitments

The Company leases office facilities under a noncancellable operating lease agreement with BBVA, an affiliate, expiring on May 31, 2005. Rental expense for 2001 was $81,106. Future commitment under this operating lease is as follows:

2002	$	79,944
2003		79,944
2004		79,944
2005		33,310
Total minimum lease payments	$	273,142

(10) Net Capital and Reserve Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company had net capital of $5,567,114 which was $5,467,114 in excess of its required net capital of $100,000. The Company's net capital ratio at December 31, 2001 was 0.07 to 1.

KPMG

American International Plaza
Suite 1100
250 Ave. Muñoz Rivera
San Juan, PR 00918-1811

Supplemental Report on Internal Accounting Controls

The Board of Directors
BBVA Capital Markets of Puerto Rico, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of BBVA Capital Markets of Puerto Rico, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet SEC's objectives.

This report is intended solely for the use of the board of directors, management, SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 7, 2002

Stamp No. 1747043 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER BBVA Capital Markets of Puerto Rico, Inc. **as of** December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 6,373,790	3450
2.	Deduct: Ownership equity not allowable for net capital					0	3490
3.	Total ownership equity qualified for net capital					6,373,790	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					0	3520
	B. Other (deductions) or allowable credits (List)					0	3525
5.	Total capital and subordinated liabilities					$ 6,373,790	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 513,374	3540		
	1. Additional charges for customers' and non-customers' securities accounts			0	3550		
	2. Additional charges for customers' and non-customers' commodities accounts			0	3560		
	B. Aged fail-to-deliver			0	3570		
	1. Number of items	0	3450				
	C. Aged short security differences-less reserve of	$ 0	3460	0	3580		
	number of items	0	3470				
	D. Secured demand note deficiency			0	3590		
	E. Commodity futures contracts and spot commodities proprietary charges			0	3600		
	F. Other deductions and/or charges			0	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			0	3615		
	H. Total deductions and/or charges					(513,374)	3620
7.	Other additions and/or allowable credits (List)					0	3630
8.	Net Capital before haircuts on securities positions					$ 5,860,416	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):						
	A. Contractual securities commitments			0	3660		
	B. Subordinated securities borrowings			0	3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper			0	3680		
	2. U.S. and Canadian government obligations			0	3690		
	3. State and municipal government obligations			574	3700		
	4. Corporate obligations			215,554	3710		
	5. Stocks and warrants			0	3720		
	6. Options			0	3730		
	7. Arbitrage			0	3732		
	8. Other securities			36,461	3734		
	D. Undue concentration			40,713	3650		
	E. Other (List)			0	3736	(293,302)	3740
10.	Net Capital					$ 5,567,114	3750

OMIT PENNIES

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2001 as filed on Form X-17A-5 Part II by BBVA Capital Markets of Puerto Rico, Inc.

(Continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER BBVA Capital Markets of Puerto Rico, Inc. **as of** December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 27,560	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14.	Excess net capital (line 10 less 13)			$ 5,467,114	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$ 5,525,774	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total AI liabilities from Statement of Financial Condition			$ 413,403	3790
17.	Add:				
	A. Drafts for immediate credit	$ 0	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$ 0	3838
19.	Total aggregate indebtedness			$ 413,403	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			% 7.43	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			% 7.43	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	% N/A	3851
27.	Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	% N/A	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$ N/A	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	% N/A	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	% N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2001 as filed on Form X-17A-5 Part II by BBVA Capital Markets of Puerto Rico, Inc.

KPMG

BBVA CAPITAL MARKETS OF PUERTO RICO, INC.

(A Wholly Owned Subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Financial Statements and Supplementary Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report and
Supplemental Report on Internal Accounting Controls)